500 Capitol Mall, Suite 1800 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com Deborah K. Seo Direct Telephone: 916-930-2757 Direct Fax: 916-290-0460 dseo@lockelord.com

April 22, 2013

Via EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	CalciTech Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed December 7, 2012
File No. 0-20420

Dear Ms. Blye:

           On behalf of CalciTech Ltd. (the “Company”), we hereby respond to the Staff’s comment letter of March 4, 2013, issued in connection with the Company’s Form 20-F for the FYE December 31, 2011, filed on December 7, 2012.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For the Staff’s convenience, the Staff’s comments are indicated in italics followed by the Company’s response.

General

1.           We note disclosure that in 2011, you entered into any agreement with Mott MacDonald Ltd. for engineering design of a Synthetic Calcium Carbonate plant.  We note from Mott MacDonald's website and recent business profiles and news articles that it has projects in Iran, Syria and Sudan.  Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please tell us whether your plans to build plants or market your products involve these countries.

Response:

The Company has no plans to (i) build plants or market its products in Iran, Syria and Sudan, and/or (ii) engage in any dealings with such countries.

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
April 22, 2013

Closing Comment

We believe the foregoing addresses all of the Staff’s comments set forth in its comment letter dated March 4, 2013.  The Company’s acknowledgement is attached hereto.

If you have any questions, or for further discussions relating to this matter, please feel free to contact me at 415-318-8814.

Very truly yours,

                     /s/ Deborah K. Seo

Deborah K. Seo

DKS:dh

cc:	Pamela Long
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel

CALCITECH LTD.
ACKNOWLEDGEMENT

CalciTech Ltd. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALCITECH LTD.

/s/ Roger A. Leopard
Roger A. Leopard, President and Chief Executive Officer